# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Anixa Biosciences, Inc., CIK 0000715446
CUSIP: 03528H109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3150 ALMADEN EXPRESSWAY, SUITE 250, SAN JOSE, California (CA), 95118
Date of event which requires filing of this statement: 01/05/2026
Amends the filing with accession number 0001493152-24-017664
Filed by CIK 0001689394
Persons authorized to receive notices and communications: Michael Catelani, c/o Anixa Biosciences, Inc.,, 3150 Almaden Expressway, Suite 250, San Jose, California (CA), 95118, 408-708-9808

## Reporting persons
- Michael Catelani (CIK 0001689394): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 2,468,103; shared voting power 0; sole dispositive power 2,468,103; shared dispositive power 0; aggregate amount beneficially owned 2,468,103 (7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Anixa Biosciences, Inc.
Address of issuer's principal executive offices: 3150 ALMADEN EXPRESSWAY, SUITE 250, SAN JOSE, California (CA), 95118

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 7.0%
Number of shares as to which each person has sole or shared power to vote or dispose: 2,468,103 shares, consisting of: (i) 44,500 shares of common stock held directly and (ii) 2,423,603 shares of common stock issuable upon exercise of stock options held directly by Reporting Person and exercisable within 60 days.
Transactions in the class effected during the past sixty days:
As of the date hereof, Mr. Catelani beneficially owns 2,468,103 shares of the Issuer, consisting of 44,500 shares of common stock held directly and 2,423,603 shares of common stock issuable upon exercise of stock options held directly and exercisable within 60 days. Such shares represent a total of 7.0% of the Issuer's outstanding shares of common stock, an increase from the 5.25% reported on Mr. Catelani's Schedule 13D. The change in ownership is the result of market purchases, the vesting of previously outstanding stock options and a change in the number of stock options that are not yet exercisable but will be exercisable within 60 days. The triggering event for this filing was the granting on January 5, 2026 of a stock option to Mr. Catelani to purchase up to 175,000 shares of common stock at a price of $3.18 per share.

Mr. Catelani has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the entirety of the number of shares indicated immediately above. There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

## Signatures
- Michael Catelani: /s/ Michael Catelani, Michael Catelani (01/06/2026)